

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 9, 2008

Thomas S. Smith, President
Superior Silver Mines, Inc.
413 Cedar Street
Wallace, ID 83873

> **Re: Superior Silver Mines, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 2, 2008**
> **File No. 0-53035**

Dear Mr. Smith:

We have completed our review of your registration statement on Form 10 and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Gregory B. Lipsker, Esq.
(509) 455-8483